Eldorado Gold Corporation
920 Guinness Tower
1055 West Hastings Street
Vancouver, British Columbia
Canada V6E 2E9

TSX: ELD

Tel: 604.687.4018
Fax: 604.687.4026
E-mail: info@eldoradogold.com

02 DEC 23 AM 9:01

eldoradogold

02060732

December 12, 2002

Securities & Exchange Commission
Office of International Corp. Finance
450 Fifth Street NW
Washington, DC 20549
USA

SUPPL

12g3-2(b)#82-3578

Dear Sir:

Re: Eldorado Gold Corporation ("the Company")
12g3-2(b)#82-3578

Further to the Company's exemption 12g3-2(b)#82-3578, we enclose a copy of the completed Securities and Exchange Commission Form 6-K and the following document filed with the regulatory agencies in Canada.

1. Material Change Report – December 12, 2002

I trust you will find this filing in order.

Yours truly

ELDORADO GOLD CORPORATION

Dawn Moss
Corporate Secretary

encl.

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

1/14/03

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 135c of the Securities Act of 1933

ELDORADO GOLD CORPORATION

CANADIAN BUSINESS CORPORATIONS ACT

920 – 1055 West Hastings Street
Vancouver, British Columbia
Canada V6E 2E9

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ... **X** .... No ....

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with **Rule 12g3-2b: 82-3578**

- *Enclosed is the Company's disclosure materials dated December 12, 2002*
- *These materials were filed with the appropriate regulatory authorities in Canada.*

SIGNATURES

Pursuant to the requirements of the Rule 135c of the Securities Act of 1933, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

By ______________________

Dawn Moss
Corporate Secretary

Date: December 12, 2002

Certain of the statements made may contain forward-looking statements which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of risk factors and information associated with the Company's business contained in the Company's Prospectus date February 20, 2001 filed with the securities regulatory authorities.

B.C. FORM 53-903.F

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the *Securities Act* (British Columbia) (Form 53-901.F)
Section 118(1) of the *Securities Act* (Alberta) (Form 27)
Section 84(1) *Securities Act* (Saskatchewan) (Form 25)
***The Securities Act* (Manitoba)**
Section 75(2) of the *Securities Act* (Ontario) (Form 27)
Section 73 of the *Securities Act* (Quebec)
Section 76(2) *Securities Act* (Newfoundland) (Form 26)
Section 81(2) of the *Securities Act* (Nova Scotia) (Form 27)
***Securities Frauds Prevention Act* (New Brunswick)**
***Securities Act* (Prince Edward Island)**

Item 1. Reporting Issuer

The name and address of the reporting issuer is:

ELDORADO GOLD CORPORATION (the "Company")
920–1055 West Hastings Street
Vancouver, BC V6E 2E9

Item 2. Date of Material Change

December 5, 2002

Item 3. Press Release

A Press Release was disseminated by the Company on December 5, 2002, News Release No. 02-21, to The Toronto Stock Exchange and through approved public media.

Item 4. Summary of Material Change

The Company has entered into a bought deal agreement with a syndicate of underwriters led by Yorkton Securities Inc. Under the agreement, the syndicate will purchase 20,000,000 units of the Company, each unit consisting of one common share and one-half of a common share purchase warrant of the Company at a price of Cdn.$1.60 per unit for gross proceeds of Cdn.$32,000,000. The Company is also granting to the underwriters an Underwriters' Option and Over-Allotment Option in connection with the offering, as described below. The Company expects to qualify the distribution of the units under a short form prospectus.

Item 5. Full Description of Material Change

The Company has entered into a bought deal agreement with a syndicate of underwriters led by Yorkton Securities Inc. (the "Underwriters"). Under the agreement, the syndicate will purchase 20,000,000 units ("Units"), each Unit consisting of one common share ("Common Share") of the Company and one-half of a Common Share purchase warrant ("Warrant") of the Company, at a price of Cdn.$1.60 per Unit (the "Offering Price") for gross proceeds of Cdn.$32 million. Each whole Warrant will entitle the holder to acquire one Common Share at a price of $2.00 per Common Share for a period of 12 months following the closing date of the offering. The Company will also grant to the Underwriters an option (the "Underwriters' Option"), exercisable up until 24 hours prior to the closing date of the offering, to purchase up to an additional 5,000,000 Units (Cdn.$8,000,000) at the Offering Price per Unit. In addition, the Underwriters will be granted an over-allotment option, exercisable up until 24 hours before the closing date, to acquire up to an additional number of Units equal to 15% of the number of Units sold pursuant to the offering (taking into account the exercise of the Underwriters' Option), exercisable at the Offering Price.

The Company expects to file a preliminary and final short form prospectus with the securities regulatory authorities to qualify the Units for distribution. The offering is expected to close on or about December 23, 2002.

Net proceeds received from the offering are intended to be used to finance the development of the Kisladag Property and for general corporate purposes.

The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals.

The securities being offered have not been, nor will they be registered under the *United States Securities Act of 1933*, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. This report does not constitute an offer for sale of securities in the United States.

Item 6. Reliance on Section 85(2) of the Act

Not applicable. The report is not being filed on a confidential basis.

Item 7. Omitted Information:

Not applicable. No significant fact remains confidential and no information has been omitted in this report.

Item 8. Senior Officers:

Earl W. Price
Vice President, Finance
Telephone: (604) 687-4018

Item 9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred herein.

DATED at Vancouver, British Columbia, this 12th day of December, 2002.

ELDORADO GOLD CORPORATION

By: ______________________

Name: ***Earl W. Price***
Title: Vice President, Finance